Mail Stop 3720

December 15, 2006

Mr. Arunas A. Chesonis
Chairman, President and Chief Executive Officer
PAETEC Holding Corp.
One PAETEC Plaza
600 Willowbrook Office Plaza
Fairport, NY 14450

   Re: WC Acquisition Holdings Inc.
     Registration Statement on Form S-4
     Filed November 13, 2006
     File No. 333-138594

Dear Mr. Chesonis:

  We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Advise us why you believe that the current disclosure permits shareholders to make a reasonably informed decision on the proposed transaction and satisfies the requirement to disseminate a prospectus that meets the requirements of Section 10. In this regard, your disclosure indicates that PAETEC and US LEC may agree to adjust the exchange ratios to facilitate the listing of the PAETEC Holding common stock and that there is no limit on the range of adjustments that may be made. As a result, you are unable to specify the number of shares of common stock issuable on a per share basis. Also advise us whether US LEC will resolicit in the event the parties adjust the exchange ratios, and if not, please explain why.

> Your response should address how your disclosure provides sufficient meaningful disclosure about what stockholders will receive and the uncertainty of the consideration.

2. Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

3. We note that you include a legend referring to the safe harbor for forward-looking statements in several of your Rule 425 communications. We remind you that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes PAETEC Holding's registration of securities on this Form S-4. See Section 27A of the Securities Act of 1933. In future Rule 425 communications, please refrain from referring to the safe harbor or make clear that the safe harbor does not apply to you.

Cover page

4. Disclose the total number of shares to be issued in the mergers assuming the number of each company's shares outstanding as of the most recent date prior to mailing the materials. Similarly revise throughout the document.

5. Revise the cover page to indicate when the parties will finalize the exchange ratios.

Summary

6. Please disclose the fact that the parties have entered into a commitment letter to obtain senior secured financing in the amount of $850 million credit facility, of which you will use $800 million to repurchase the US LEC preferred shares and pay off all outstanding debt of both companies.

7. We note from your discussion under "What will happen in the proposed transaction?" that approval of the US LEC charter amendment proposal is a condition to completion of the mergers. Revise the US LEC proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

8. Given the preliminary ownership amounts listed under "What votes are required to approve the charter amendment proposal?", revise to prominently disclose that approval of the US LEC merger proposal and the charter amendment proposal is assured.

Mr. Arunas A. Chesonis
PAETEC Holding Corp.
December 15, 2006
p. 4

9.	In order to provide a balanced presentation, please revise "Why have PAETEC
and US LEC decided to merge?" to summarize the material risks associated with
the proposed transactions that were considered by the respective boards.

Interests of Directors and Executive Officers in the Mergers, page 11

10.	Please revise to briefly summarize and quantify in dollar terms the interests of
certain directors and officers that may conflict with the interests of shareholders.
Provide expanded disclosure under "Interests of PAETEC's Directors and
Executive Officers in the Mergers" on page 164 and "Interests of US LEC's
Directors and Executive Officers in the Mergers" on page 188 by presenting
quantified information on both an aggregate and individual basis. Also revise the
summary to clarify the merger's effect on any stock and option plans and
severance and employment agreements as they relate to your officers and
directors.

Conditions to Completion of the Mergers, page 11

11.	Disclose that the material conditions to the merger are generally waiveable. In
addition, disclose here whether it is the US LEC board's intent to resolicit
stockholder approval of the merger if either party waives material conditions. We
believe that resolicitation is generally required when companies waive material
conditions to a merger, and such changes in the terms of the merger render the
disclosure that you previously provided to shareholders materially misleading.

12.	Because the tax consequences are material, a waiver of the condition that the
parties receive favorable tax opinions and any related changes in the tax
consequences to investors would constitute material changes to your prospectus
necessitating amendment and resolicitation. If the tax opinion condition is
waiveable, please confirm that US LEC will recirculate and resolicit if there is a
material change in tax consequences and the condition is waived, or advise us
why you believe it is not necessary to do so. Please also note our position that the
executed tax opinions must still be filed prior to effectiveness, regardless of your
undertaking to recirculate and resolicit.

13.	Please update here, and throughout, to disclose the early termination of the Hart-
Scott-Rodino Act waiting period and FCC approval of the merger.

Material U.S. Federal Income tax Consequences of the Mergers, page 13

14.	Clearly state that the summary discussion of the tax consequences is based on
opinions of counsel provided by Hogan & Hartson and Skadden, Arps, Slate,
Meagher and Flom.

Risk Factors, page 25

15.   Under "PAETEC and US LEC will be subject to business uncertainties and contractual restrictions…" on page 27, indicate the extent to which customers, suppliers and others have provided notice of termination of or sought to change the nature of their relationships with the two companies since the announcement of the mergers, if at all.

Management's Discussion and Analysis of Financial Condition and Results of Operations of PAETEC, page 40

Overview, page 40

16.   Please identify the four businesses that PAETEC acquired between 1998 and 2006 as well as the four additional businesses from which it acquired customer bases or other assets.

Recapitalization Related Costs, page 43

17.   Please disclose the reasons for and the purpose of the leveraged recapitalization earlier this year.

Adjusted EBITDA Presentation, page 48

18.   If you intend to use "adjusted" EBITDA as a performance measure, we believe you must meet the burden of demonstrating the usefulness of excluding recurring items. We also believe that burden is not easily met. In that regard, you have not adequately addressed the manner in which management uses "adjusted EBITDA" or how it is useful to investors. Simply stating that this measure is used as a "supplemental indicator of PAETEC's operating performance" does not sufficiently convey to readers how management uses this measure. We do not understand how this measure could be used by either management or investors to "facilitate comparison" of the company's operating performance with that of its competitors, as you mention, if the adjusted items are not similar in nature. Additionally, the economic substance behind management's decision to use such a measure is unclear, as is how the elimination of certain recurring and non-recurring items results in the presentation of a meaningful measure of your performance. Please expand your narrative disclosures to more specifically address the bullet points in response to Question 8 of the Frequently Asked Questions Concerning the Use of Non-GAAP Measures (which can be found at the following website address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm).

PAETEC's Business, page 73

Overview, page 73

19.   We note the disclosure regarding PAETEC's transmission lines and network and
        carrier services customers as of June 30, 2006. Please update to a more recent
        date. In doing so, please also disclose PAETEC's market share, if known.
        Provide similar disclosure for US LEC beginning on page 107.

The US LEC Special Meeting, page 135

How to Vote, page 137

20.   Please provide us with the passwords necessary to access the site by which US
        LEC shareholders can vote via the Internet.

Proxy Solicitations, page 139

21.   You indicate that US LEC's officers, directors and employees may solicit proxies
        personally, electronically or by telephone in addition to this filing. Specify the
        means by which these persons may solicit "electronically." Also note that all
        written soliciting materials, including any scripts used in soliciting proxies over
        the telephone, e-mail correspondence, and information posted on the Internet,
        must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b)
        and (c). Please confirm your understanding of these requirements in your
        response.

Other Business; Adjournment, page 139

22.   Your disclosure indicates that US LEC may adjourn or postpone the meeting for
        the purpose of soliciting additional proxies, but that such adjournment will require
        shareholder approval. We note, however, that the form of proxy filed as exhibit
        99.13 does not contain a separate proposal for adjournment to permit further
        solicitation of proxies. If you wish to obtain authority to adjourn the meeting to
        solicit additional proxies for the other proposals, please provide another voting
        box on the proxy card so that shareholders may decide whether to grant a proxy to
        vote in favor of postponement or adjournment specifically for this purpose.

The Mergers, page 140

Background of the Mergers, page 141

23.   Elaborate on the acquisition opportunities PAETEC considered following
        withdrawal of the company's initial public offering in 2005 and the reasons why

PAETEC did not pursue them. Identify the company with which PAETEC engaged in preliminary merger discussions and discuss the reasons why those discussions terminated. If disclosure of this company would competitively harm PAETEC, provide a general characterization of it instead (e.g., public or private company? Relative size?).

24. Expand the discussion of the strategic issues (e.g., revenue growth and balance sheet refinancing) discussed between Messrs. Aab, DiNovi and Krupka in the latter half of 2005. Further discuss US LEC's preferred stock repayment obligation due in 2010 and the reasons why THL and Bain were prepared to accept a cash repurchase of their preferred shares that was at a $30 million discount from the liquidation value. Discuss how the parties arrived at that discount figure.

25. In addition to the discussions held between Messrs. Aab, DiNovi and Krupka, please also expand upon the other "strategic and financing alternatives" explored by Mr. Aab, including monitoring the "activities" of other industry participants, and address why the alternatives were rejected. Please identify all such companies and explain what you mean by "monitoring." With respect to PAETEC, elaborate on the consideration given to the fact that PAETEC was pursuing a recapitalization and refinancing and why this was attractive to US LEC, such that Mr. Aab discussed with the board a possible combination with PAETEC if the recapitalization and refinancing were successfully completed.

26. Please elaborate as to how Messrs. Aab and Chesonis arrived at the $2/3^{rd}$ and $1/3^{rd}$ post-transaction ownership assumptions during their preliminary discussions on June 12, 2006. Summarize any subsequent negotiations regarding the proposed equity split of the combined company. Similarly expand to discuss the parties' negotiation of the PAETEC exchange ratio, including how they settled upon the ratio of 1.623 shares. Also specify the range of valuations for the two companies that Messrs. Aab and Chesonis discussed.

27. Summarize the nature of the negotiations pertaining to the merger agreement, the preferred stock purchase agreement and the voting agreements, as mentioned in the first paragraph on page 144, as well as the matters relating to the proposed governance of the combined company, as referenced in the third paragraph on page 144. Highlight any significant issues that arose during these negotiations.

28. Specify the modifications to the combination structure as presented by members of PAETEC's management at the board meeting on July 25, 2006. Also discuss the reasons that led to those changes.

29. The Background section contains multiple references to presentations or analyses provided by the parties' financial advisors, such as Deutsche Bank's presentation

of a preliminary analysis at the June 30 US LEC board meeting and the valuation analyses applied by the companies and their financial advisors as reviewed by Merrill Lynch at the August 3 PAETEC board meeting. Advise us why each of these presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

30.   Disclose why each party engaged two financial advisors.

Recommendation of PAETEC's Board of Directors; PAETEC's Reasons for the Merger, page 146

31.   Provide the basis for the board's belief that the proposed business combination would create one of the strongest competitive communications providers in the Eastern United States and in other major markets, and specify the "other major markets" mentioned here.

32.   Please disclose the bases of the projection for the amount and timing of the $25 and $40 million in annualized cost savings. Allocate these cost savings by type, e.g., cost of sales, SG&A expenses, compensation expense, etc. Also expand the description of the material assumptions underlying the projection.

33.   Please elaborate on what the board considered regarding the "expected financial condition and liquidity prospects of the combined company" under "Financing and Combined Company Financial Position." Indicate what consideration the board gave to the combined company's substantial level of indebtedness, including the resulting limitation on its ability to raise additional capital. Similarly expand the discussion of what the board considered regarding the results of the due diligence investigation with respect to US LEC's financial condition, results of operations and business, and explain how this factor supports or does not support the decision to approve the merger.

34.   The factors listed under "Other Considerations" are vague. Specifically address how the board considered the risks concerning the transaction costs and US LEC's unexpected liabilities and contingencies. In addition to these generally negative factors, please advise what consideration was given to any other potentially adverse affects of the merger.

Fairness Opinions Presented to the PAETEC Board of Directors, page 149

35.   Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by the advisors in

connection with rendering the fairness opinions. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letters.

36.   Please revise to indicate whether the advisor recommended the amount of consideration to be paid in the proposed transaction, as required by Item 1015(b)(5) of Regulation M-A.

37.   Disclose any instructions or limitations the board provided to the advisor regarding the fairness opinions. See Item 1015(b)(6) of Regulation M-A.

38.   Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third-parties, including a third-party's financial advisor. Accordingly, please disclose all material projections that PAETEC provided to US LEC and/or its respective financial advisors and the projections that US LEC gave to PAETEC and/or PAETEC's financial advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

39.   As required by Item 1015(b)(4) of Regulation M-A, please state the amount of fees the financial advisors will receive. Disclose the portion of the fee that is contingent upon completion of the merger. Provide similar disclosure in the summary on page 10. Also revise any references to the advisors' opinions appearing in the sections relating to the boards' reasons for the merger to address these contingent payments and consider adding a risk factor to address the contingent nature of the fees payable. In addition, disclose the compensation that the advisors received for services provided to the company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

40.   We note that Merrill Lynch's written opinion appearing as Annex D-1 states that its opinion is "solely for the use and benefit of the Board of Directors of PAETEC" and both the written opinion and the summary disclosure state that the opinion is "not intended to confer rights or remedies upon any other entity or persons." We note similar language appearing in Houlihan Lokey's opinion letter and the related disclosure. These limitations appear to limit reliance by investors on this opinion. We view these limitations as inappropriate since the opinions are being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations or disclose the basis for the advisors' belief that shareholders cannot rely on the opinions to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on

the rights and responsibilities of either the advisor or the board under federal securities laws.

41.   To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Include a more detailed summary of the analyses performed, such as the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values calculated for each analysis, and provide more detailed explanations of how the various implied exchange ratio ranges were calculated. Also describe the purpose of each analysis, such as Deutsche bank's analysis of "Pro Forma Trading Statistics." Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand. Among your revisions, explain what the advisors mean by "implied equity value" and "terminal value."

42.   Revise the discussion of Merrill Lynch's "Contribution Analysis" to indicate how the $40 million of expected synergies were allocated between the two companies. Also revise to indicate the results assuming the synergies were excluded.

43.   We reference Merrill Lynch's "Discounted Cash Flow Analysis." Please expand your discussion of how it arrived at the terminal value multiples and determined the discount rate range of 15.0% to 17.0% used in the analysis. To this end, describe in greater detail the "weighted-average cost of capital based on an analysis of US LEC and other comparable companies." Provide similar discussions throughout the document.

44.   Briefly describe the criteria Merrill Lynch used to select the companies for its "Public Comparables Analysis" and explain how they were deemed "reasonably comparable" to US LEC and PAETEC. Similarly explain on what basis the precedent transactions utilized for the "Acquisition Comparables Analysis" were "reasonably comparable" to the mergers. Similarly revise the discussion of Capitalink's analyses.

45.   Expand your explanation of how the range of terminal multiples, discount rates, and the implied equity range values were calculated by Capitalink for the "Discounted Cash Flow Analysis."

Interests of PAETEC's Directors and Executive Officers in the Mergers, page 164

46.   Please state whether PAETEC Holding intends to have executive employment agreements in place by the period immediately following the merger, and, if not, how you will determine the executive officers' compensation for the near term.

Recommendation of US LEC's Board of Directors; PAETEC's Reasons for the Merger, page 167

47.   As appropriate, please respond to the above comments regarding the PAETEC board's reasons for the merger.

48.   Revise the disclosure under "Opinions of Financial Advisors to US LEC" to explain the purpose of the adequate surplus opinion and indicate that it is a condition to closing the US LEC preferred stock repurchase agreement.

Fairness and Other Opinions Presented to the US LEC Board of Directors, page 170

49.   As appropriate, please respond to the above comments regarding the fairness opinions presented to PAETEC's board.

50.   The US LEC board's recommendation section indicates that Deutsche Bank provided an opinion that the consideration with respect to the US LEC merger and the US LEC preferred stock repurchase was fair. Revise to summarize Deutsche Bank's analysis regarding the fairness of the stock repurchase.

51.   Clarify how the bulleted items appearing under "US LEC Preferred Stock Repurchase" support the opinion that the preferred stock repurchase is fair to US LEC and its shareholders.

52.   We note the disclaimer in the last paragraph on page 186 and in Houlihan Lokey's written opinions appearing as Annexes E-2 and E-3 that the advisor "do[es] not assume any responsibility" with respect to the data, material and other information provided to it. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. Instead, you may caution readers not to "unduly rely" or place "undue certainty" on the data and other information. Please revise both the disclosure in this section and the identical language in Houlihan Lokey's opinion letters.

53.   Revise to address what consideration the US LEC board gave to the fact that both Deutsche Bank and Houlihan Lokey recently provided services to PAETEC.

Mr. Arunas A. Chesonis
PAETEC Holding Corp.
December 15, 2006
p. 12

Material U.S. Federal Income Tax Consequences of the PAETEC Merger and the US
LEC Merger, page 195

54.   It appears that you intend the tax discussions to be counsels' opinion. If so,
        please revise to clearly state that each discussion is counsel's opinion.
        Alternatively, advise us whether you intend to obtain and file long-form tax
        opinions.

55.   We note your disclosure that "[a]ssuming that the PAETEC merger together with
        the US LEC merger will be treated as an integrated series of transfers under
        Section 351…and subject to the possibility…that the June 2006 leveraged
        recapitalization of PAETEC will also be integrated…the treatment of PAETEC
        stockholders for U.S. federal income tax purposes will generally be as follows…."
        Neither you nor counsel may assume any legal conclusions underlying the
        opinion. Please revise to remove statements assuming the tax consequences of
        the transaction and clearly state that the transaction is structured to qualify as an
        integrated series of transfers under Section 351 and that the June 2006
        recapitalization will be integrated with the PAETEC merger and the resulting tax
        treatment. If counsel is unable to opine on a particular matter, such as the tax
        consequences for PAETEC stockholders who received cash in the leveraged
        recapitalization, then it should clearly state in the opinion that it is not able to
        opine on the particular material tax consequence and why it is not able to opine on
        this tax consequence.

56.   Please remove all uses of the word "generally" from the summaries of the tax
        opinions contained here and in the summary on page 13 when the word is used to
        modify a conclusion of counsel about the tax consequences. If doubt exists
        because of a lack of authority directly addressing the tax consequences or
        conflicting authority, counsel may use the word "should" to make it clear that the
        opinion is subject to a degree of uncertainty, but counsel must explain why it
        cannot give a "will" opinion and describe the degree of uncertainty in the opinion,
        and you should provide risk factor disclosure setting forth the related risks to
        investors.

Dissenters' or Appraisal Rights, page 198

57.   Briefly explain on page 201 why US LEC stockholders are not entitled to
        appraisal rights under Delaware law.

The Merger Agreement, page 204

Calculation of PAETEC Exchange Ratio, page 208

58.   Clarify at the top of page 209 why the number of shares of PAETEC common
        stock and US LEC common stock actually outstanding immediately before the

effective time of the merger will differ from the number of shares currently outstanding, thus resulting in a change to the equity split.

Conditions to the Completion of the Mergers, page 210

59.   Briefly describe the nature of the communications regulatory opinion that each party must receive. File the consent of the firms being engaged to provide such opinions and confirm in your response letter that the opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

Termination Fees, page 214

60.   We note that each party is obligated to pay the termination fee if the merger agreement is terminated due to an inability to obtain shareholder approval. Include a risk factor discussion to highlight the fact that the merger agreement restricts the ability of both companies' shareholders to defeat the mergers because of the termination fee payable if either company's shareholders do not approve the transaction.

Description of Proposed New Financing Arrangements, page 227

61.   Specify the amount of cash that will be applied to the various uses listed in this section.

62.   Supplement your disclosure of the principal payments to include your best estimate of the interest payable on an annual basis.

63.   Under "Covenants" on page 230, include quantified disclosure of the maximum total debt to adjusted consolidated EBITDA ratio and the maximum fixed charge coverage ratio and the minimum forward fixed charge coverage ratio. In addition, expand to discuss the nature of the agreement's restrictions on making investments and engaging in transactions with your affiliates.

64.   Expand to discuss what constitutes an event of default as contemplated by the commitment letter and the consequences of default.

Comparison of Stockholder Rights, page 233

65.   It appears that the PAETEC Holding bylaws do not provide for stockholders to request that the CEO or Secretary call a special meeting. Since the US LEC bylaws provide stockholders with such an ability, please advise us why you have not reflected the elimination of this provision as a separate sub-proposal for consideration by US LEC stockholders as part of the charter amendment proposal.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers, page 258

66.   Please provide the beneficial ownership amounts as of the most recent date practicable prior to mailing the proxy statements and revise the footnote disclosure as appropriate.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Information, pages 119 - 130

67.   We reference the first risk factor on page 28. It is unclear why PAETEC directors and officers may receive change in control payments given that the formation of the holding company does not result in a change in control. Please clarify your disclosures and advise us. In addition, you should reflect an accrual on your pro forma balance sheet to give effect to all costs of the merger, including any compensation to be paid to directors and officers.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

68.   Refer to adjustment (a) to your pro forma income statements. Pro forma income statement adjustments should be directly related to the merger transaction, factually supportable, and expected to have a continuing impact. Your adjustments to interim period and year-end revenues do not appear to be directly related to the acquisition of US LEC. Please note that the elimination of deferred revenues in your purchase accounting should not impact the amount of earned revenues reflected in your pro forma income statements. Please remove these adjustments or advise us.

69.   Refer to adjustment (b) to your pro forma income statements. Similar to the above comment, it is unclear to us how your elimination of customer set-up fees and customer installation costs from your historical financial results is consistent with Rule 11-02(b)(6) of Regulation S-X. Please remove these adjustments for your pro forma income statements or advise us.

70.   We note in footnote (d) on page 126 that pro forma interest expense was calculated "using interest rates that were prevailing during the six months ended June 30, 2006." Please clarify that you are using the interest rate that is currently available or what you expect to incur on the debt. Please make a similar revision to footnote (d) on page 129.

71.   Reference is made to your calculations of loss allocated to common stockholders, disclosed in footnote (f) to the year-end and interim period pro forma income statements. In light of your contemplated repurchase of the preferred stock, it is

unclear why you are giving effect to the accretion of the preferred stock and the cumulative preferred stock dividends. Also, the inducement charge will not have a continuing effect on the combined company so you should remove it. Please revise or advise us.

Notes to Consolidated Financial Statements (PAETEC Corp. and Subsidiaries), page F-7

7. Redeemable Preferred Stock, page F-23

72.   Please tell us, in detail, how you determined that the conversion and redemption features on your redeemable preferred stock were embedded derivatives. Include in your response specific reference to the authoritative literature that you relied upon as the basis for your accounting.

8. Stockholders Equity, page F-24

The Warrant Plan, page F-27

73.   Based on your accounting policy disclosure of your warrant plan designed to create an incentive for your sales agents on page F-12, it appears that you recognize compensation expense based on the fair value of these warrants in accordance with EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees or in Conjunction with Selling Goods or Services. However, in your discussion of the warrant plan on page F-27, you state that warrants granted during the period had "no intrinsic value." Please revise your disclosure to clarify how you account for warrants issued under this plan and provide the authoritative literature used as guidance.

Annex A – Agreement and Plan of Merger

74.   As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules and exhibits to the merger agreement, together with an agreement to furnish to us a copy of any omitted schedule or exhibit upon request.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Via facsimile: (202) 637-5910
        Charles E. Sieving, Esq.
        Hogan & Hartson, LLP